As Filed with the Securities and Exchange Commission on March 16, 2023

Registration No. 333-268297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MediWound Ltd.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant’s name into English)

Israel	2833	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

42 Hayarkon Street
Yavne 8122745, Israel
+972 (77) 971-4100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Rosenberg, Esq. Joshua G. Kiernan, Esq. Nathan Ajiashvili, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Tel: (212) 906-1200	Yaron Mayer, Adv. MediWound Ltd. 42 Hayarkon Street Yavne 8122745, Israel +972 (77) 971-4100	David Glatt, Adv. Haim Gueta, Adv. Jonathan M. Nathan, Adv. Meitar | Law Offices 16 Abba Hillel Rd. Ramat Gan 5250608, Israel Tel: +972-3-610-3100

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-268297)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This post-effective amendment shall become effective immediately upon filing with the Securities and
Exchange Commission in accordance with Rule 462(d) under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the registration statement on Form F-1 (File No. 333-268297) filed by MediWound Ltd. originally filed on November 10, 2022 and declared effective by the Securities Exchange Commission on November 25, 2022 (the “Registration Statement”) and, in that regard, is being filed pursuant to the undertakings in Item 9 in such Form F-1 to file a post-effective amendment in relation thereto.

This Amendment is being filed as an exhibit-only filing solely to file a consent of Somekh Chaikin, Member Firm of KPMG International, with respect to its report dated March 16, 2023 relating to the financial statements of MediWound Ltd. contained in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and included in the Prospectus Supplement No. 1 dated March 16, 2023 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 8 of Part II of the Registration Statement, the signature pages to the Registration Statement, including the power of attorney thereon, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Exhibits and Financial Statement Schedules

Exhibit No.	Description

23.1*	Consent of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Yavne, Israel on this 16 day of March 2023.

MediWound Ltd.

By:	/s/ Boaz Gur-Lavie
Name:	Boaz Gur-Lavie
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated:

Signature	Title	Date

/s/ Ofer Gonen	Chief Executive Officer	March 16, 2023
Ofer Gonen	(principal executive officer)

/s/ Boaz Gur-Lavie	Chief Financial Officer	March 16, 2023
Boaz Gur-Lavie	(principal financial and principal accounting officer)

*	Chairman	March 16, 2023
Nachum (Homi) Shamir

*	Director	March 16, 2023
Stephen T. Wills

*	Director	March 16, 2023
Vickie R Driver

*	Director	March 16, 2023
David Fox

*	Director	March 16, 2023
Sharon Kochan

*	Director	March 16, 2023
Sharon Malka

*	Director	March 16, 2023
Nissim Mashiach

*	Director	March 16, 2023
Assaf Segal

* By: /s/ Boaz Gur-Lavie
Boaz Gur-Lavie
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of MediWound Ltd. has signed this registration statement on March 16, 2023.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director